February 14, 2006



Mr. George S. Young
Chief Executive Officer
Fellows Energy Ltd.
370 Interlocken Boulevard, Suite 400
Broomfield, Colorado  80021



	Re:	Fellows Energy Ltd.
		Form SB-2/A2 filed February 13, 2006
		File No. 333-129627
		Form 10-K/A3 for Fiscal Year Ended December 31, 2004
      Filed February 13, 2006
		File No. 000-33321
      Response Letter Dated February 13, 2006


Dear Mr. Young:

      We have reviewed your filings and response letter and have the following comments. We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Form SB-2/A2 filed February 13, 2006

General

1. Please amend the accounting and disclosures in your registration statement as necessary to comply with all applicable comments written on your annual and interim reports.

Form 10-KSB/A3 for Fiscal Year ended December 31, 2004, filed
February 13, 2006

General

2. You labeled your February 13, 2006 Form 10-K/A filing as amendment two, when it was actually amendment three. Upon filing your next
Form 10-K/A for the fiscal year ended December 31, 2004, please be sure that you properly label it as amendment four.

3. Please relocate the explanatory note on page 16 to the forepart of your document, immediately following your cover page. It also appears that you should remove the dollar sign preceding the 3.5 million, and insert the word shares in place of the word stock.

Financial Statements

4. We note that there has been no change in the dating of the audit report, and no explanatory language added to address the restatement necessary to correct the valuation of your shares, as would ordinarily be required under AU Sections 530.05 and 420.12. Please ask your auditors to consult this guidance, and to advise us of their position on applicability pertinent to the reissuance of their March
29, 2005 audit report.

Note 1 - Nature of Operations and Significant Accounting Policies, page 22

Impairment of Unproved (Non-Producing) Properties, page 23

5. As the evaluation of unproved properties under the successful efforts methodology is guided by the provisions of SFAS 19, your reference to SFAS 144 in describing your policy appears to be misplaced.

Note 6 - Common Stock, page 25

6. It appears that you should add disclosure under this heading about your January 2004 issuance and valuation of the 3.5 million shares, pursuant to your arrangement with Diamond Oil and Gas Corporation. Further, given that you are correcting your financial statements for this item, you will need to include error correction disclosures, reconciling the "as previously reported" amounts to the "restated" amounts, and explaining the changes in your approach to valuation. The columnar and line item labels relating to amounts that have been corrected in your financial statements (e.g. balance sheet and equity statements), should include the "restated" parenthetical notation. Please ensure that such labeling is consistent throughout your documents.


Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.

	You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief

Mr. George S. Young
Fellows Energy Ltd.
February 14, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010